

Rueil, april 11, 2005



Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Washington, D.C. 20549
USA

Attention: Felicia H. Kung
Special Counsel, Office of International Corporate Finance

Rule 12g3-2(b) - File N° 82-4781

Dear Madam,

Please find enclosed recently issued press releases :

- French Government signs with Vinci the Concession contract for the A19 motorway between Artenay and Courtenay
- Vinci acquires the German network infrastructure integrator, NK Networks & Services
- Vinci is awarded a new contract with the European Investment Bank

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g3-2(b), with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that Société Générale d'Entreprises is subject to the Exchange Act.

Very truly yours,

Christian Labeyrie
Chief Financial Officer

1, cours Ferdinand-de-Lesseps
F-92851 Rueil-Malmaison Cedex
Tél.: +33 1 47 16 35 00
Fax : +33 1 47 51 91 02
Internet : www.vinci.com

Société Anonyme au capital de 851 656 830 Euros
RCS 552 037 806 Nanterre - TVA FR 32 552 037 806



Rueil-Malmaison, 8 March 2005

PRESS RELEASE

VINCI is awarded a new contract with the European Investment Bank, the European Union's financing institution

The 50/50 consortium formed by CFE, a Belgian subsidiary of VINCI, and VINCI Construction Grands Projets has just been awarded a €135m contract for the construction of a new office building for the European Investment Bank's headquarters in Luxembourg.

This new building will be built on the present site of the EIB, the European Union's financing institution, where there is already one building and an extension. To be enclosed in a cylindrical glass casing, the building will comprise nine floors of offices and two levels of underground car parking, three heated atriums and three naturally ventilated winter gardens, representing 72,000 square metres in total.

The transparency of the glass casing and of the winter gardens is designed to reduce energy consumption and emissions into the atmosphere.

Work on the new site will start shortly and will last 28 months.

VINCI specialises in the construction of very high buildings, having notably delivered the largest residential and commercial complex in Asia, with a floor area of 700,000 square metres, at Kuala Lumpur, Malaysia. CFE has been operating for more than thirty years in Luxembourg, where it has undertaken major office building construction projects.

Press contacts: Karima Ouadia
Tel. : 33 (1) 47 16 31 82 / Fax: 33 (1) 47 16 33 88
e-mail: kouadia@ vinci.com



Rueil-Malmaison, 10 March 2005

PRESS RELEASE

VINCI acquires the German network infrastructure integrator, NK Networks & Services

VINCI Energies, a VINCI subsidiary, acquires 100% of the capital of German company NK Networks & Services.

Founded in 1984, NK Networks & Services specialises in network infrastructure integration, ToIP (telephony based on Internet technology) and network security. With locations in 9 German cities, NK has 132 employees and recorded EUR 47 million turnover in 2004.

Following the acquisition of the Dutch company Netlink in July 2004, this operation allows AXIANS, the VINCI Energies business network specialising in voice/data/image integration, to expand its presence in Europe.

Number one in France and leader in Europe for energy and information technology, VINCI Energies recorded turnover of more than EUR 3.3 billion in 2004 of which nearly 30% was earned outside France. VINCI Energies employs 27 000 people in a network of 700 business units based in more than 20 countries.

Press contact: Karima Ouadia
Tel: 01 47 16 31 82 / Fax: 01 47 16 33 88
Email: kouadia@ vinci.com



Rueil-Malmaison, 31 March 2005

Press release

FRENCH GOVERNMENT SIGNS WITH VINCI THE CONCESSION CONTRACT FOR THE A19 MOTORWAY BETWEEN ARTENAY AND COURTENAY

The French government and Arcour, a VINCI subsidiary, officially signed the concession contract on Thursday 31 March 2005. The concession includes the design, construction, financing and operation of the A19 motorway, which will link Artenay and Courtenay, two towns south of Paris, by 2009.

The A19 is one of the government's top priority transport infrastructure projects. It will connect the 101-km long A10 motorway (Artenay) with the A6 motorway (Courtenay). The A19 will provide a new link between the Atlantic coast and the south and east of Europe, by bypassing the south of the Greater Paris Area.

The VINCI Group's ability to exploit its skills in design, construction, financing and operation enabled the Group to submit a competitive bid that offers first-class value for users by reining in costs. Thanks to the synergies between its Construction and Concessions divisions, the consortium set up by VINCI was able to lower the public financial contribution to €80 million from the initially planned €160 million.

Project management and financing will be ensured by Arcour, a VINCI Concessions subsidiary, within the framework of a 65-year contract. Setting up this concessionaire dedicated to the A19 motorway fits in with the VINCI Group's commitment to a community-based project, with teams permanently in the field to dialogue with local residents, listen to them and inform them. Accordingly, several communication tools will be launched by the summer of 2005, including in particular a web site and a newspaper.

Preliminary studies of the motorway's route will start as early as April 2005 while work is expected to begin in August 2006.

<u>Press contacts</u>

VINCI
Karima Ouadia
Tel.: +33 1 47 16 31 82
Fax: +33 147 16 33 88
E-mail: kouadia@vinci.com

ARCOUR
Valérie Cathely
Tel. : + 33 2 38 24 74 83
Fax : +33 2 38 24 74 99
E-mail: vcathely@vinci.com